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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              AMENDMENT NO. 3

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                          SANTA FE PACIFIC CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          SANTA FE PACIFIC CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                           COMMON STOCK--802183 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              JEFFREY R. MORELAND
                    VICE PRESIDENT--LAW AND GENERAL COUNSEL
                          SANTA FE PACIFIC CORPORATION
                              1700 EAST GOLF ROAD
                        SCHAUMBURG, ILLINOIS 60173-5860
                                 (708) 995-6000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:
                                 SCOTT J. DAVIS
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                          CHICAGO, ILLINOIS 60603-3441
                                 (312) 782-0600

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  Santa Fe Pacific Corporation (the "Company") hereby amends and supplements its statement on Schedule 14D-9 (the "Original Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on November 22, 1994, the amendment to the Original Schedule 14D-9 ("Amendment No. 1") filed with the Commission on December 1, 1994 and the second amendment to the Original
Schedule 14D-9 ("Amendment No. 2") filed with the Commission on December 13, 1994. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original
Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Nature of Solicitation or Recommendation. The Board of Directors of Santa Fe Pacific Corporation continues to recommend that stockholders do not accept the Union Pacific Offer at this time. That recommendation remains subject to change as events unfold that will clarify whether a transaction with Union Pacific is in the stockholders' best interest.

  (b) Reasons for Position. Union Pacific has obtained an informal non-binding opinion from the staff of the ICC that Union Pacific's proposed voting trust is consistent with applicable ICC policies. However, there remain other areas of concern with Union Pacific's Offer, including the Company's belief that Union Pacific should improve the financial terms of its offer.

  In addition, the Union Pacific Offer is subject to a number of conditions that are of concern to the Company. These conditions provide Union Pacific with the broad discretionary ability to terminate its Offer upon the occurrence of certain events, many of which are not necessarily in the direct control of the Company. Such conditions include, but are not limited to, the occurrence of: a threat or commencement of any action or proceeding by any person challenging the transactions contemplated by the Offer or any subsequent merger; any material adverse change in prices generally of shares on the New York Stock Exchange; armed hostilities directly or indirectly involving the United States; and any tender or exchange offer or any public proposal of a tender or exchange offer for any common stock of the Company by any other person.

  Also, the merger agreement that Union Pacific is asking the Company to execute as a condition to consummating the Offer would require that the Company make a number of representations and warranties and that the accuracy of those representations and warranties be a condition to consummation of the merger. This requirement is problematic for the Company because it creates a risk that Union Pacific could consummate the Offer but fail to consummate the merger, leaving Santa Fe's present stockholders as minority stockholders.

  The Company has exchanged information and had discussions with Union Pacific regarding the terms of its proposal. Those discussions are ongoing and have not yet reached a resolution. The Company believes, on the basis of its discussions with Union Pacific, that a number of the conditions to the Union Pacific Offer may be modified or eliminated by Union Pacific through continued negotiation. However, Union Pacific has not amended the terms of its proposal to address these issues and there can be no assurance that the Company or Union Pacific can reach any agreement.

  In addition, representatives of the Company and representatives of Burlington Northern have commenced discussions concerning possible revisions to the proposed transaction between the Company and Burlington Northern, including a possible change to the exchange ratio in the merger, possible tender offers for the Company's stock by the Company and Burlington Northern contingent upon stockholder approval of the merger, and possible stock repurchases by the Company during the period preceding consummation of the merger. Those discussions are in the preliminary stages and there can be no assurance that any revisions will be made.

  The Company continues to believe that it would be a mistake for the Company and its stockholders to give up the benefit of the Burlington Northern Merger Agreement unless and until a better arrangement is clearly available.

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ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Amendment No. 1 to the Original Schedule 14D-9 incorrectly stated that Goldman Sachs would receive a transaction fee of .045% of the aggregate consideration in a merger with, or sale of stock or assets to, Burlington Northern or Union Pacific. The transaction fee will, in fact, be based upon 0.45% of the aggregate consideration. Amendment No. 1 correctly stated that the maximum transaction fee is $12.5 million.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  On November 29, 1994, the Company announced that it would meet with Union Pacific in an effort to clarify and improve Union Pacific's Offer.

  Representatives of Union Pacific and its counsel, advisors and consultants have been given access to various financial, legal and other information relating to the Company. Certain representatives and advisors of Union Pacific were also invited to the Company's offices where representatives of the Company and representatives of Union Pacific exchanged certain additional financial information. The Company and Union Pacific have been engaged in ongoing discussions regarding the possible terms of a merger agreement between the Company and Union Pacific.

  Representatives of the Company and representatives of Burlington Northern have commenced discussions concerning possible revisions to the proposed transaction between the Company and Burlington Northern, including a possible change to the exchange ratio in the merger, possible tender offers for the Company's stock by the Company and Burlington Northern contingent upon stockholder approval of the merger, and possible stock repurchases by the Company during the period preceding consummation of the merger. Those discussions are in the preliminary stages and there can be no assurance that any revisions will be made.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

                                 EXHIBIT INDEX

                                                                    SEQUENTIAL
  EXHIBIT                                                            NUMBERED
    NO.                          DESCRIPTION                           PAGE
  -------                        -----------                        ----------
 Exhibit 1 --Pages 36 to 39 of the Company's Joint Proxy
            Statement/Prospectus dated October 12, 1994.*
 Exhibit 2 --Form of Letter to Stockholders of the Company, dated
            November 22, 1994.*
 Exhibit 3 --Form of Press Release issued by the Company on
            November 22, 1994.*
 Exhibit 4 --Press Release issued by the Company on November 29,
            1994.**
 Exhibit 5 --Form of Letter to Stockholders of the Company, dated
            December 1, 1994.**
 Exhibit 6 --Press Release issued by the Company on December 13,
            1994.***
 Exhibit 7 --Form of Letter to Stockholders of the Company, dated
            December 14, 1994.
 Exhibit 8 --Press Release issued by the Company on December 14,
            1994.

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*Previously filed with the Original Schedule 14D-9
**Previously filed with Amendment No. 1.

***Previously filed with Amendment No. 2.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Jeffrey R. Moreland
                                          -------------------------------------
                                          Jeffrey R. Moreland
                                          Vice President--Law and General
                                          Counsel

December 14, 1994
    (Date)

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